UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

CLINICAL DATA, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

18725U109

(CUSIP Number)

Herschel S. Weinstein Forest Laboratories, Inc. 909 Third Avenue New York, NY 10022 (212) 421-7850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew W. Ment

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1012

February 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18725U109	SCHEDULE 13D	Page 1 of 20

1	NAMES OF REPORTING PERSONS FOREST LABORATORIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

†	See Items 4 and 5
*	Beneficial ownership of the common stock, par value $0.01 per share (“Clinical Data Common Stock”), of Clinical Data, Inc., a Delaware corporation (“Clinical Data”), is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Securityholder Tender and Support Agreement described in Item 4 (the “Support Agreement”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreement, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item

CUSIP No. 18725U109	SCHEDULE 13D	Page 2 of 20

4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 3 of 20

1	NAMES OF REPORTING PERSONS FL HOLDING C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	See Items 4 and 5
*	Beneficial ownership of the Clinical Data Common Stock is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreement, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item 4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 4 of 20

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 5 of 20

1	NAMES OF REPORTING PERSONS FLI INTERNATIONAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

†	See Items 4 and 5
*	Beneficial ownership of the Clinical Data Common Stock is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreements, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item 4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 6 of 20

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 7 of 20

1	NAMES OF REPORTING PERSONS MAGNOLIA ACQUISITION CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

†	See Items 4 and 5
*	Beneficial ownership of the Clinical Data Common Stock is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreement, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item 4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 8 of 20

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 9 of 20

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share, of Clinical Data, Inc., a Delaware corporation (“Clinical Data”). Clinical Data’s principal executive offices are located at One Gateway Center, Suite 702, Newton, Massachusetts, 02458 USA.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of the following reporting persons: (i) Magnolia Acquisition Corp., a Delaware corporation (“Magnolia”); (ii) FL Holding C.V., a limited partnership organized under the laws of the Netherlands and owner of 100% of the voting securities of Magnolia (“FL Holding”); (iii) FLI International LLC, a Delaware limited liability company and the sole general partner of FL Holding (“FLI International”); and (iv) Forest Laboratories, Inc., a Delaware corporation and owner of 100% of the voting securities of FLI International and 99% of the limited partnership interests of FL Holding (“Forest” and together with Magnolia, FLI International and FL Holding, the “Forest Group”).

A Joint Filing Agreement among the Forest Group entities is attached as Exhibit 4 hereto. As a result of the existing relationships described under this Item 2 and the transactions described in Item3 and Item 4, the Forest Group entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Forest Group entities constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Each of the Forest Group entities is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Forest Group entities expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Forest Group entity’s management and control.

(b) The principal business address of Forest is Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10019. The principal business address of each of FLI International and Magnolia is c/o Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10019. The principal business address of FL Holding is Cox Hallett Wilkson, Cumberland House, 1 Victoria Street, 9th Floor, Hamilton, Bermuda HM11. The directors and executive officers of each of the Forest Group entities, and their respective business addresses, are set forth in Schedule A hereto.

(c) The principal business of each of the Forest Group entities is the development, manufacture, and sale of pharmaceutical products. The principal occupation of the directors and executive officers of each of the Forest Group entities is set forth in Schedule A hereto.

(d)-(e) Except in relation to those matters disclosed under the cover of a Current Report on Form 8-K filed by Forest with the Securities and Exchange Commission (the “SEC”) on September 20, 2010, during the last five years, none of the Forest Group entities, and to the best of the Forest Group entities’ knowledge, none of the persons listed on Schedule A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) Forest and Magnolia are each corporations organized under the laws of the State of Delaware. FLI International is a limited liability company organized under the laws of the State of Delaware. FL Holding is a limited partnership organized under the laws of the Netherlands. Except as otherwise indicated on Schedule A hereto, each of the individuals referred to on Schedule A hereto is a citizen of the United States of America.

CUSIP No. 18725U109	SCHEDULE 13D	Page 10 of 20

Item 3.	Source and Amount of Funds or Other Consideration

The Support Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into among FL Holding, Magnolia and the stockholders listed on the signature pages thereto (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Support Agreement as an inducement to FL Holding’s and Magnolia’s willingness to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). None of the Forest Group entities paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreement and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

(a)-(b) On February 22, 2011, Forest entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Clinical Data, FL Holding and Magnolia. In connection with the Merger Agreement, FL Holding and Magnolia also entered into the Securityholder Tender and Support Agreement, dated as of February 22, 2011 (the “Support Agreement”).

Pursuant to the terms and subject to the conditions of the Merger Agreement, Magnolia will commence a tender offer (the “Offer”) to acquire (i) all of the outstanding shares of common stock, $0.01 par value per share, of Clinical Data (“Clinical Data Common Stock”) for (A) $30.00 per share of Clinical Data Common Stock (the “Upfront Payment”), net to the holder thereof in cash and less any withholding taxes, and (B) a non-transferable contractual right to receive one or more contingent payments, of up to $6.00 per share of Clinical Data Common Stock in total, upon the achievement of certain milestones (the “Contingent Consideration”), pursuant to the terms and subject to the conditions of the Contingent Value Right Agreement described below, (ii) all of the outstanding warrants to purchase shares of Clinical Data Common Stock that have exercise prices of $36.00 per share of Clinical Data Common Stock or less (“Clinical Data Warrants”) for the consideration set forth in the Merger Agreement, and (iii) all of the outstanding convertible promissory notes (“Clinical Data Notes”) issued by Clinical Data on February 25, 2009 in the aggregate principal amount of $50,000,000, for the consideration set forth in the Merger Agreement.

As soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Magnolia will merge with and into Clinical Data (the “Merger”) and Clinical Data will become a wholly owned subsidiary of FL Holding. The Merger Agreement also provides that if the Offer is not completed, the Merger may be able to be consummated if the stockholders of Clinical Data adopt the Merger Agreement at a meeting of such stockholders (the “One-Step Merger”). In the Merger, each outstanding share of Clinical Data Common Stock, other than shares of Clinical Data Common Stock owned by Clinical Data, FL Holding, Magnolia or any of their respective subsidiaries or by Clinical Data stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive the consideration per share of Clinical Data Common Stock that would have been payable in the Offer. In addition, in the Merger, Clinical Data Warrants and Clinical Data Notes will be cancelled and converted into the right to receive the consideration that would have been paid for them in the Offer.

The obligation of Magnolia to purchase shares of Clinical Data Common Stock, Clinical Data Warrants and Clinical Data Notes tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the obtainment of any governmental approvals that may be required, and the consummation of the Offer or the Merger not being made unlawful under applicable laws or prohibited by any court of competent jurisdiction, and other customary closing conditions. In addition, it is a condition to Magnolia’s obligation to purchase the shares of Clinical Data Common Stock, Clinical Data Warrants and Clinical Data Notes tendered in the Offer that the number of shares of Clinical Data Common Stock, Clinical Data Warrants and Clinical Data Notes that have been tendered and not validly withdrawn, together with any shares of Clinical Data Common Stock beneficially owned by FL Holding and its affiliates plus the number of shares of

CUSIP No. 18725U109	SCHEDULE 13D	Page 11 of 20

Clinical Data Common Stock issued or issuable pursuant to the Top-Up Option (as described below), equals at least one more than 90% of the total number of shares of Clinical Data Common Stock outstanding as of the expiration of the Offer calculated on a fully diluted basis plus the number of shares of Clinical Data Common Stock issued or issuable pursuant to the Top-Up Option (the “Minimum Condition”). In the event that the conditions to the Offer, including the Minimum Condition, are not met, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of the holders of a majority of the outstanding Clinical Data Common Stock for the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to similar conditions as the conditions to the Offer, other than the addition of the stockholder approval requirement and the inapplicability of the Minimum Condition.

Clinical Data has also granted to FL Holding and Magnolia an option (the “Top-Up Option”), which may be exercised by FL Holding or Magnolia, or at the request of Clinical Data, shall be exercised by FL Holding or Magnolia, following the consummation of the Offer, to purchase from Clinical Data, subject to the total number of authorized shares, the number of shares of Clinical Data Common Stock that, when added to the number of outstanding shares of Clinical Data Common Stock owned by Magnolia at the time of the exercise of the Top-Up Option, constitutes one more than 90% of the number of shares of Clinical Data Common Stock that would be outstanding immediately after the issuance of all shares of Clinical Data Common Stock subject to the Top-Up Option calculated on a fully diluted basis (disregarding, however, any shares of Clinical Data Common Stock issuable upon conversion of Clinical Data Notes or exercise of Clinical Data Warrants acquired by Magnolia in the Offer). If FL Holding, Magnolia and any of their respective affiliates acquire more than 90% of the outstanding shares of Clinical Data Common Stock, including through exercise of the Top-Up Option, FL Holding will cause the Merger to become effective as soon as practicable without a meeting of Clinical Data’s stockholders in accordance with Delaware law, including by means of the “short form” procedures available under Delaware law.

The Merger Agreement prohibits Clinical Data from soliciting or initiating discussions with third parties regarding other proposals to acquire Clinical Data and Clinical Data has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary requirements of Clinical Data’s Board of Directors under Delaware law. The Merger Agreement contains certain termination rights for FL Holding and Clinical Data including, with respect to Clinical Data, in the event that Clinical Data receives a superior proposal (as defined in the Merger Agreement). In connection with the termination of the Merger Agreement under specified circumstances, including with respect to Clinical Data’s entry into an agreement with respect to a superior proposal, Clinical Data is required to pay to FL Holding a termination fee equal to $45,000,000. In addition, in the event that the Merger Agreement is terminated under specified circumstances during the pendency of a publicly disclosed third party proposal to acquire Clinical Data, Clinical Data is required to reimburse FL Holding for FL Holding’s fees and expenses incurred in connection with the Merger Agreement, the Offer and the Merger up to an aggregate amount of $7,500,000, and, if Clinical Data enters into an agreement for a third party to acquire Clinical Data within 12 months of such termination, to pay to FL Holding the balance of the $45,000,000 termination fee less any such reimbursed expenses.

The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. The Merger Agreement is attached to provide investors with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Forest Group or Clinical Data in Forest’s or Clinical Data’s respective public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to Forest or its subsidiaries or Clinical Data. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances under which Magnolia may have the right not to consummate the Offer or the Merger, or FL Holding or Clinical Data may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties if those representations and warranties should prove to be inaccurate, rather than as statements of fact. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement among Clinical Data, Forest, FL Holding and Magnolia and may be subject to important qualifications and limitations agreed to by Clinical Data, Forest, FL Holding and Magnolia in connection with the negotiated terms thereof. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable under federal securities laws. Clinical Data’s stockholders and other investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Clinical Data, Forest, FL Holding, Magnolia or any of their respective subsidiaries or affiliates.

CUSIP No. 18725U109	SCHEDULE 13D	Page 12 of 20

Support Agreement

Concurrently with the execution of the Merger Agreement, FL Holding and Magnolia entered into the Support Agreement with the Supporting Stockholders, pursuant to which the Supporting Stockholders have agreed to tender, and not withdraw, all outstanding Shares beneficially owned by them, or acquired by them after such date, and all Clinical Data Warrants and Clinical Data Notes beneficially owned by them (collectively, “Subject Securities”) in the Offer no later than seven (7) business days after receipt by such Supporting Stockholder of all documents or instruments required to be delivered pursuant to the terms of the Offer.

The Support Agreement also provides that the Supporting Stockholders, if their Subject Securities have not been previously accepted for payment pursuant to the Offer, will, at any meeting of Clinical Data’s stockholders (or in connection with any written consent of such stockholders), vote or cause to be voted any outstanding shares of Clinical Data Common Stock owned by them (i) in favor of (A) the adoption of the Merger Agreement, and (B) without limiting the preceding clause (A), the approval of any proposal to adjourn or postpone such stockholders’ meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such stockholders’ meeting is held, and (ii) against any action or agreement that would reasonably be expected to materially impede, hinder, interfere with, prevent, delay or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including any agreement or arrangement related to an acquisition proposal by a third party, as described in the Merger Agreement (an “Acquisition Proposal”). In furtherance of the Supporting Stockholders’ covenants under the Support Agreement, the Supporting Stockholders agreed to appoint Parent as their attorney-in-fact and proxy to attend all meetings of Clinical Data’s stockholders, and to vote such outstanding shares of Clinical Data Common Stock owned by them in favor of adoption of the Merger Agreement and approval of the Merger and against the actions described in clause (ii) of the immediately preceding sentence (or grant or withhold a written consent in connection therewith).

Each Supporting Stockholder agreed that neither it nor any of its affiliated investment funds or vehicles will, nor will such Supporting Stockholder or any of its affiliated investment funds or vehicles authorize or permit any of its or their respective officers, directors or employees to, and each Supporting Stockholder will use its reasonable best efforts to cause its and its affiliated investment funds and vehicles respective investment bankers, attorneys, accountants, consultants or other agents or advisors, acting on behalf of such Supporting Stockholder, not to, directly or indirectly, (i) submit, solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish any information relating to Clinical Data or any of its subsidiaries or afford access to the business, properties, assets, books or records of Clinical Data or any of its subsidiaries to any third party that is seeking to make, or has made, an Acquisition Proposal, or (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.

The Support Agreement limits the ability of the Supporting Stockholders to sell or otherwise transfer, encumber or grant any proxies in respect of their Subject Securities. The Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement or upon notice by Parent.

As of February 22, 2011, the Supporting Stockholders beneficially owned a total of 11,271,500 outstanding shares of Clinical Data Common Stock, representing approximately 36.4% of all shares of Clinical Data Common Stock outstanding as of February 17, 2011, and beneficially owned Clinical Data Warrants exercisable for 3,824,011 Shares and Clinical Data Notes convertible into 6,110,599 shares of Clinical Data Common Stock. As of February 22, 2011, the Supporting Stockholders beneficially owned a total of 24,038,056 shares of Clinical Data Common Stock calculated on a fully diluted basis (including for this purpose all options to purchase Shares, whether vested or unvested), representing approximately 52.4% of all shares of Clinical Data Common Stock as of February 17, 2011 calculated on the same fully diluted basis.

The Support Agreement does not require that the Supporting Stockholders exercise their options to purchase shares of Clinical Data Common Stock, though if exercised, such shares would become subject to the Support Agreement and would be required to be tendered in the Offer and, to the extent necessary, voted in favor of the Merger.

CUSIP No. 18725U109	SCHEDULE 13D	Page 13 of 20

Contingent Value Right Agreement

Prior to the earlier to occur of the consummation of the Offer or the Merger, FL Holding and Forest will enter into a Contingent Value Right Agreement (the “CVR Agreement”) with a bank or trustee mutually acceptable to FL Holding and Clinical Data governing the terms of the Contingent Consideration. The former holders of shares of Clinical Data Common Stock, deferred stock units and options to acquire shares of Clinical Data Common Stock, and the former holders of Clinical Data Warrants and Clinical Data Notes, will be entitled to receive the following cash payments for each share of Clinical Data Common Stock acquired by Magnolia in the Offer or converted into the right to receive merger consideration in the Merger (or, in the case of deferred stock units and options to acquire shares of Clinical Data Common Stock, and Clinical Data Warrants and Clinical Data Notes, each share of Clinical Data Common Stock that would have been issuable upon the exercise or conversion thereof), with each payment conditioned upon the achievement of the applicable milestone related to the commercialization of Viibryd™ as follows:

•

Milestone #1. FL Holding will be obligated to pay $1.00 in the event that the aggregate net sales of Viibryd™ (or any other product containing vilazodone hydrochloride) in the United States in any four consecutive calendar quarters occurring between the Merger and the fifth anniversary of the Merger equal or exceed a total of $800,000,000.

•

Milestone #2. FL Holding will be obligated to pay $2.00 in the event that the aggregate net sales of Viibryd™ (or any other product containing vilazodone hydrochloride) in the United States in any four consecutive calendar quarters occurring between the Merger and the sixth anniversary of the Merger equal or exceed $1,100,000,000.

•

Milestone #3. FL Holding will be obligated to pay $3.00 in the event that aggregate net sales of Viibryd™ (or any other product containing vilazodone hydrochloride) in the United States in any four consecutive calendar quarters occurring between the Merger and the seventh anniversary of the Merger equal or exceed a total of $1,500,000,000.

The five, six and seven year periods described above may be extended in the event that the commercial launch of Viibryd™ occurs more than six months after the completion of the Merger in certain circumstances. The terms of the Contingent Consideration described above reflect the parties’ agreement over the sharing of potential economic upside benefits from future net sales of Viibryd™ or other products containing vilazodone hydrochloride in the United States and do not necessarily reflect anticipated sales of the product. There can be no assurance that such levels of net sales will occur or that any or all of the Contingent Consideration payments will be made.

The right to the Contingent Consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

(c) - (d) - (e) - (f) - (g) Upon the consummation of the Offer and the Merger, the Forest Group intends to integrate the operations of the Clinical Data business into the operations of the Forest Group generally. Magnolia currently intends that no dividends will be declared on the Clinical Data Common Stock prior to the acquisition of the entire equity interest in Clinical Data.

(h) Upon consummation of the Merger, the Clinical Data Common Stock will be delisted from and no longer be quoted on the NASDAQ Capital Market.

(i) Upon consummation of the Merger, the Clinical Data Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Except as set forth in this Schedule 13D, the Merger Agreement and the Support Agreement, none of the Forest Group entities has and, to the best of the Forest Group entities’ knowledge, none of the individuals named in

CUSIP No. 18725U109	SCHEDULE 13D	Page 14 of 20

Schedule A hereto have, any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (i) of Item 4 of this Schedule 13D (although the Forest Group reserves the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement, the Support Agreement and the CVR Agreement is qualified in its entirety by reference to the full texts of these agreements, the terms of which are incorporated herein by reference to Exhibits 1, 2 and 3, respectively, of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, the Forest Group entities own no shares of Clinical Data Common Stock. For purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), however, as a result of entering into the Support Agreement, the Forest Group entities may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 11,271,500 shares of Clinical Data Common Stock that are currently subject to the Support Agreement, representing approximately 36.4% of the shares of Clinical Data Common Stock outstanding. In addition, as a result of entering into the Support Agreement, the Forest Group entities may be deemed to possess shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, 21,206,110 shares of Clinical Data Common Stock consisting of (i) 11,271,500 shares of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement. The 21,206,110 shares of Clinical Data Common Stock over which the Forest Group has shared dispositive power represent approximately 51.9% of the shares of Clinical Data Common Stock outstanding. Notwithstanding the preceding, each of Forest, FLI International, FL Holding and Magnolia hereby disclaim beneficial ownership of such shares of Clinical Data Common Stock and this Schedule 13D shall not be construed as an admission that any of Forest, FLI International, FL Holding or Magnolia is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

Upon the consummation of the Offer and the Merger, the Forest Group will have sole voting and dispositive power over such shares of Clinical Data Common Stock.

With respect to the shares of Clinical Data Common Stock for which the Forest Group entities are deemed to possess shared voting power, the calculation of the beneficial ownership percentages set forth in this Item 5(a) and Item 5(b) is based on 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the SEC on February 9, 2011. With respect to the shares of Clinical Data Common Stock for which the Forest Group entities are deemed to possess shared dispositive power, the calculation of the beneficial ownership percentages set forth in this Item 5(a) and Item 5(b) is based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by any of the Forest Group entities, or, to the best of the knowledge of the Forest Group entities, any person or entity identified on Schedule A hereto, during the last 60 days.

(d) Other than the Supporting Stockholders identified in Item 3 party to the Support Agreement in the form of Exhibit 2 to this Schedule 13D and incorporated herein by reference, to the best of the knowledge of the Forest Group entities, none of the Forest Group entities nor any of their respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Clinical Data Common Stock beneficially owned by the Forest Group entities.

CUSIP No. 18725U109	SCHEDULE 13D	Page 15 of 20

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Support Agreement described above, to the best of the knowledge of the Forest Group entities, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Forest Group entities or any person listed on Schedule A hereto, and any person with respect to the securities of Clinical Data, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.	Agreement and Plan of Merger, dated as of February 22, 2011, among FL Holding C.V., Magnolia Acquisition Corp., Forest Laboratories, Inc. and Clinical Data, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Forest on February 25, 2011).

Exhibit 2.	Securityholder Tender and Support Agreement, dated as of February 22, 2011, among FL Holding C.V., Magnolia Acquisition Corp. and the individuals listed therein. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Forest on February 25, 2011).

Exhibit 3.	Form of Contingent Value Right Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Forest on February 25, 2011).

Exhibit 4.	Joint Filing Agreement, dated as of March 4, 2011, by and among FL Holding C.V., Magnolia Acquisition Corp., Forest Laboratories, Inc. and FLI International LLC.

CUSIP No. 18725U109	SCHEDULE 13D	Page 16 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Forest Laboratories, Inc.

By:
Name:	David Solomon
Title:	Senior Vice President — Corporate Development and Strategic Planning
Date:	March 4, 2011

FLI International LLC

By:
Name:	David Solomon
Title:	Vice President
Date:	March 4, 2011

FL Holding C.V.

By:
Name:	Ralph Kleinman
Title:	Manager
Date:	March 4, 2011

Magnolia Acquisition Corp.

By:
Name:	David Solomon
Title:	Vice President
Date:	March 4, 2011

CUSIP No. 18725U109	SCHEDULE 13D	Page 17 of 20

SCHEDULE A

DIRECTORS AND OFFICERS OF REPORTING PERSONS

Directors and Executive Officers of Forest:

The name and current principal occupation or employment of each director and executive officer of Forest are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Forest. The business address of each of the below individuals is 909 Third Avenue, New York, New York 10022. All directors and officers set forth below are United States citizens, except for Ray Stafford, who is a citizen of Ireland.

Name	Present Principal Occupation Including Name and Address of Employer

Directors

Howard Solomon	President, Chairman of the Board and Chief Executive Officer

Nesli Basgoz, M.D.	Associate Chief for Clinical Affairs, Division of Infectious Diseases, Massachusetts General Hospital and Associate Professor of Medicine at Harvard Medical School

William J. Candee, III	Co-Chairman of the Board and a Principal with TXX Services, LLC (transportation company)

George S. Cohan	President of George Cohan Company, Inc. (consultancy)

Dan L. Goldwasser	Shareholder at Vedder Price, P.C. (law firm)

Kenneth E. Goodman	Independent Investor

Lester B. Salans, M.D.	Clinical Professor and member of the Clinical Attending Staff - Internal Medicine at the Mount Sinai Medical School

Peter J. Zimetbaum, M.D.	Director of Clinical Cardiology at Beth Israel Deaconess Medical Center in Boston and Associate Professor of Medicine at Harvard Medical School

Lawrence S. Olanoff	Senior Scientific Advisor

Officers

Howard Solomon	President, Chairman of the Board and Chief Executive Officer

Elaine Hochberg	Executive Vice President – Marketing and Chief Commercial Officer

Francis I. Perier, Jr.	Executive Vice President – Finance and Administration and Chief Financial Officer

Marco Taglietti, M.D.	Senior Vice President – Research and Development and President, Forest Research Institute

David Solomon	Senior Vice President – Corporate Development and Strategic Planning

Kevin Walsh	Senior Vice President and Director of Operations

Jerome Lynch	Senior Vice President – Sales

Ray Stafford	Executive Vice President – Global Marketing

Joseph Zimmerman	Vice President – Chief Compliance Officer

Frank J. Murdolo	Vice President – Investor Relations

Herschel S. Weinstein	Vice President – General Counsel

CUSIP No. 18725U109	SCHEDULE 13D	Page 18 of 20

Executive Officers of FLI International:

The name and current principal occupation or employment of each executive officer of FLI International are as set forth below. FLI International is organized as a limited liability company with a single member—Forest Laboratories, Inc. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Forest. The business address of each of the below individuals is 909 Third Avenue, New York, New York 10022. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer

Officers

Howard Solomon	President, Chairman of the Board and Chief Executive Officer

Ralph Kleinman	Vice President, Corporate Tax and Treasury of Forest and Manager, FL Holding CV

Francis I. Perier, Jr.	Executive Vice President – Finance and Administration and Chief Financial Officer

David Solomon	Senior Vice President – Corporate Development and Strategic Planning

Executive Officers of FL Holding:

The name and current principal occupation or employment of each executive officer of FL Holding are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Forest. The business address of each of the below individuals is 909 Third Avenue, New York, New York 10022. All officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer

Ralph Kleinman	Vice President, Corporate Tax and Treasury of Forest and Manager, FL Holding CV

Directors and Executive Officers of Magnolia:

The name and current principal occupation or employment of each director and executive officer of Magnolia are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Forest. The business address of each of the below individuals is 909 Third Avenue, New York, New York 10022. All directors and officers set forth below are United States citizens.

CUSIP No. 18725U109	SCHEDULE 13D	Page 19 of 20

Name	Present Principal Occupation Including Name and Address of Employer

Directors

Howard Solomon	President, Chairman of the Board and Chief Executive Officer

David Solomon	Senior Vice President – Corporate Development and Strategic Planning

Officers

Howard Solomon	President, Chairman of the Board and Chief Executive Officer

Francis I. Perier, Jr.	Executive Vice President – Finance and Administration and Chief Financial Officer

David Solomon	Senior Vice President – Corporate Development and Strategic Planning

Rita Weinberger	Vice President and Controller

CUSIP No. 18725U109	SCHEDULE 13D	Page 20 of 20

Exhibit 4

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D and any amendments thereto jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: March 4, 2011

Forest Laboratories, Inc.

By:
Name:	David Solomon
Title:	Senior Vice President – Corporate Development and Strategic Planning
Date:	March 4, 2011

FLI International LLC

By:
Name:	David Solomon
Title:	Vice President
Date:	March 4, 2011

FL Holding C.V.

By:
Name:	Ralph Kleinman
Title:	Manager
Date:	March 4, 2011

Magnolia Acquisition Corp.

By:
Name:	David Solomon
Title:	Vice President
Date:	March 4, 2011